Trimax Corporation
Suite 204,
2 Lombard St.,
Toronto, Ontario, CANADA M5C 1MI
Phone :(416) 368-4060

Division of Corporation Finance
U.S. Securities and Exchange Commission
Office of Emerging Growth Companies
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention of: Tia Jenkins, Senior Assistant Chief Accountant

Re:	Trimax Corporation
Form 10-KSB as amended for the year ended September 30, 2006
Form 10-QSB as amended for the quarter ended December 31, 2006
File Number: 0-32479

Dear Ms. Jenkins:

We sincerely apologize for the delay in getting this response back to you and your office. Over the past six weeks, the company has had limited access to our, accountant, corporate attorney, and CFO. Trimax has also been in high-level due diligence with two acquisitions and a corresponding financing commitment we are attempting to finalize.

This letter responds to your comments regarding Trimax Corporation’s (the “Company”) Form 10-KSB filed on January 18, 2007 and Form 10-QSB filed on February 20, 2007. The item numbers in this response correspond to the numbered comments in your letter. In connection with this response we have filed Amendment No. 2 to the Form 10-KSB and we enclose the revised Form marked to show revisions to the Form. Page number references are to the amended Form accompanying this letter, unless otherwise noted. We have made every effort to thoroughly respond to your comments.

Website Information

1.
Trimax Corpration is the parent company of PLC Network Solutions Inc., a wholly owned subsidiary of Trimax. Trimax does not have and has never had a website of its own. The Company’s website had been www.plcnetsolutions.com since September of 2005 and changed to in October of 2006. At times the Company had problems keeping the website up to date with changes as we were not able to make changes “in house”. We had to go through the original website designer who held the keys, was very expensive and not readily available. In September of 2006 Trimax employed new web design consultants to completely redesign PLC’s branding and website. The Company created the new website with updated web software that could be easily updated remotely and brought online in October of 2006. At the same time, Trimax was in discussions to acquire two private companies. It was our intent to re-work our website once we had closed on these acquisitions. We have been working closely with these two target acquisition companies for the past six months and are close to finalizing them, which we believe will add great value to management as well as revenues, earnings and shareholder value. The Company intends to keep the website current on a regular basis.

In 2005, Trimax/PLC Networks, Inc. bought the rights from Electrolinks Corporation for $500,000 for a five year exclusive Canadian and non-exclusive Worldwide License and Distribution Agreement for the distribution of Ascom Powerline Communications Group, AG’s complete Broadband over Powerline (BPL) product line. As per its marketing materials, attached as schedule “A”, Ascom is publicly traded on the Swiss exchange in Zurich and “is an internationally active Swiss high-tech group with more than 10,000 employees worldwide and revenues of approximately euro $2 billion”.

Trimax/PLC Networks, Inc. advanced $100,000 payment to Electrolinks Corporation for the first year of this five year license and distribution agreement. As agreed, Trimax/PLC Networks was granted use of marketing materials and technical data for its broadband over powerline products. As per their marketing materials, Ascom’s equipment is “the market Leader in Powerline Communication”… and “Ascom’s Powerline products have been installed by a series of the biggest utilities worldwide”. Ascom’s “worldwide proven success record” includes its experience and data from field trials and rollouts of its products from “Europe to Asia” including “the largest worldwide broadband over powerline rollout in Hong Kong”. As well, Trimax/PLC Networks could utilize Ascom’s global coverage with offices in 17 countries for technological expertise, sales, service and support on a fee for service basis. Trimax/PLC Networks did utilize the tag line “A Leading Provider of Powerline Communication Technology”.

Trimax/PLC Networks leveraged its exclusive Canadian and non-exclusive global license and Ascom’s proven equipment and reputation to form joint venture partnerships, deploy pilot projects and win government and private contracts around the world in countries that have never seen or had broadband over powerline equipment deployed. Some of the countries that the Trimax/PLC Networks team has traveled to and deployed its broadband over powerline technology include Saudi Arabia, Pakistan, Nairobi, Mexico and Ecuador. To the best of our knowledge, Trimax/PLC Networks was one of the only companies piloting and deploying BPL equipment in these countries in 2005/2006. In every one of these countries, the pilot projects worked flawlessly as we had promoted it but it became evident in several cases that there was not enough funding available for full deployment of the project, that our local partner lacked the resources required to be successful or that local politics had created too much uncertainty and risk which was deemed unacceptable for Trimax/PLC Networks to continue. The costs of many of these pilot demonstration projects are covered by the Company. In some cases we were able to negotiate coverage for some of our costs. Trimax/PLC Networks is confident it will close on several contracts that will bring revenues to the Company. As was the case with Ascom and our competitors (i.e. Current Communications, $200 million funding by Google, Goldman Sachs etc.) it can take years and a lot of money to successfully introduce a new technology such as Broadband over Powerline.

Trimax/PLC Networks set the groundwork with its BPL demonstrations and built on its reputation by deploying pilot projects not only in North America but in many developing countries around the world where there is limited communications infrastructure and where BPL can make the biggest initial impact i.e. Pakistan. Pakistan’s Power Utility, WAPDA, http://www.wapda.gov.pk/ has similar electrical theft problems as many utilities in developing countries, where they report power generation losses of over $1 billion US per year. These continued losses are affecting Pakistan’s funding from the World Bank. Trimax/PLC Networks has been asked by WAPDA to deploy a pilot with similar tamper-proof automatic meter reading (AMR) technology in Pakistan as was deployed in Ecuador. Trimax/PLC’s sales and tech teams have spent over six weeks in Pakistan this year working toward several large infrastructure projects such as AMR with our partners the Habib Rafiq Group - http://www.habibrafiq.com/group/index.swf http://www.hri.net.pk/ one of the country’s largest design and construction companies who also have an information technology division that holds licenses for the provision of Fibre Optics, DSL and Digital Telecom Exchanges for all cities of Pakistan. Habib Rafiq and its team of over 5000 professionals are the Pakistani representative for companies such as General Electric, Siemens, CIT Alcatel and Mitsubishi.

September 30, 2006 Form 10-KSB
Report of Independent Public Accounting Firm, page F-1

2.
The independent accountants have amended their opinion to cover the statements of operations, changes in stockholders’ equity and cash flows for the cumulative period from inception to September 30, 2006.

Statement of Changes in Stockholders’ Equity, page F-4

3.	The statement of changes in stockholders’ equity since inception has been included in the financial statements as required by SFAS 7.

Note 1. Nature Of Operations, page F-7

4.
We understand that an intangible asset cannot be measured on a residual basis. When allocating the purchase price, we first considered any difference in fair value of tangible assets or liabilities compared to their reported book values, of which there were none. The acquisition was made in order to acquire the developed technology of the acquired company, Multi-Source Inc. (MSI). This technology was intended to enable us to implement Broadband Over Powerline solutions for third-world countries. Through review of MSI historical financials, it was found that there had been costs incurred by MSI in developing its technology to a marketable condition, however management believes that the value of the technology to be greater than the costs incurred. At that time, the management of MSI had begun to negotiate with several potential customers worldwide, but had not signed any contracts. We therefore decided to value the technology by discounting to current day, the net cash flows to be received from the potential contracts over the next five years (five years is the estimate of the life of the technology as it stands currently). This value approximated the purchase price of MSI and therefore there was no residual goodwill.

On April 17, 2007 Trimax filed a form 8-K outlining the cancellation of our agreement with Multi-Source Inc. The Company determined that Multi-Source (MSI) did not abide by the conditions stated within the re-organization agreement that it had executed on June 1st, 2006. After repeated attempts to rectify the situation, Trimax had no choice but to cancel the agreement. As a result of these recent developments, management has determined that the potential customer contracts and related revenue that was expected to be generated from the use of this technology was no longer feasible. As this technology is no longer available and does not have any future value, management determined that it should be written off on a current basis. This write-down was reflected in our interim statements presented in our March 31, 2007 10QSB.

5.
No amount of the purchase price for MSI was allocated to research and development and of no alternative future use, or to other incomplete research and development because the technology was presented as fully complete and ready to be implemented with customers and that no further development was required. This technology had been tested and proven by MSI management, in a pilot program, prior to the acquisition. As per 4 above, it was expected that this was completed technology and did have future use with the potential customers at that time.

6.	Note 1 on page F-8 has been expanded to conform with paragraphs 54 and 55 of SFAS 141.

Note 2. Restatement of Financial Statements, page F-8

7.
On August 17, 2005, Trimax Corporation entered into a Reorganization Agreement with the shareholders who owned all of the authorized issued and outstanding common stock of PLC Network Solutions, Inc. ("PLC"), a privately held corporation organized under the laws of Ontario.

It subsequently came to the attention of the management of Trimax, as well as the company’s lawyer, that a significant number of the 21,900,000 shares of PLC common stock were not properly subscribed for by the PLC shareholders as they had not subsequently been paid for as intended. Note that we are referring to the PLC shares issued to PLC shareholders, prior to the acquisition. Subsequent to the reorganization, Trimax made several request that the shareholders provide consideration for their shares. Shareholders of 16 million shares did not make good on this request. As a result, it was PLC that first cancelled the shares issued to the original shareholders. This then meant these shareholders did not have ownership of the shares that they had exchanged for Trimax shares. Trimax therefore cancelled a total of 16,000,000 shares of common stock and returned them to authorized but un-issued status.

The result of this was that only 5.9 million shares were subscribed for from PLC and that 100% of these shares were exchanged for Trimax shares, making PLC a wholly-owned subsidiary of Trimax. As these were not enough shares to represent a reverse merger, the accounting was therefore restated.

8.
Note 2 to the financial statements for September 30, 2006 has been expanded to explain how the July 29, 2005 supply agreement described in Note 1 relates to the cancellation of shares issued to PLC and the resulting restatement of the Company’s financial statements.

9.	The Company will file a form 8-K to report the restatement of its financial statements for the year ended September 30, 2005, including the disclosures specified in Item 4.02.

Item 8A. Controls and Procedures, page 13

10.
Item 8A disclosure has been expanded for each of the four material weaknesses listed to describe: when the weakness was identified, by whom the weakness was identified and when it first began. We also include the timing of the implementation of a new accounting system and the addition of accounting personnel.

December 31, 2006 Form 10Q-SB
Notes to the Financial Statements
Convertible Debentures, page 13

11.
The Company has not filed the convertible financing agreement, which includes a warrant agreement, as the shares issued for the amount drawn down is well under 5% of the total issued shares of the Company.

12.
In evaluating SFAS 133 and EITF 00-19 with respect to the accounting for and classification of our outstanding warrants, we determined that the warrants did not meet the definition of a derivative instrument for purposes of Statement 133 based on paragraphs 11 a) and 12 c) and paragraph 4 of EITF 00-19 as the warrants are indexed to the Company’s own stock and are classified as stockholders equity in the statement of financial position.  Section 3 and 5.1 of the convertible debenture agreement states that the number of warrants issued on conversion will be equal to the common shares issued as indexed to the Company’s stock on the conversion date.

Additionally, since the warrants are not detachable from the debt and the debt security must be surrendered in order to exercise the warrant, the instruments are inseparable and accordingly no portion of the proceeds is attributable to the warrants.

Item 3. Controls and Procedures, page 17

13.
The December 31, 2006 form 10Q-SB disclosure is being amended to be consistent with the year end disclosure of four material weaknesses in internal controls. Also, the resolution of those weaknesses has now been explained.

Exhibit 31

14.	In future filings the language of the certifications required by Section 302 of Sarbanes-Oxley will not be altered.

Red lined copies of the amended form 10-KSB for September 30, 2006 and form 10Q-SB for December 31, 2006 are attached.

We acknowledge that:
-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing(s); and
-	(SEC) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

          ss: Derek Pepler

Derek Pepler, President
TRIMAX CORPORATION
2 Lombard St., Suite 204
Toronto, Ontario, Canada M5C-1M1